SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

November 10, 2023

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

10 NOVEMBER 2023

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

VESTING OF RESTRICTED STOCK UNIT AWARDS GRANTED UNDER THE AWARD AGREEMENT DATED 29 APRIL 2022

In line with the announcement published on 3 May 2022, certain Restricted Stock Unit Awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") granted to Deepak Nath vested on 8 November 2023. These Restricted Stock Unit Awards formed part of the buy-out awards granted in respect of outstanding incentives Deepak Nath forfeited upon leaving his former company.

i.    PARTIAL AND FINAL VESTING ON 8 NOVEMBER 2023 OF A RESTRICTED STOCK UNIT AWARD:

A Restricted Stock Unit Award of 8,716 shares was granted to Deepak Nath on 29 April 2022. One half of these shares (4,358 shares) vested on 8 November 2022 and the remaining half vested on 8 November 2023. A number of Shares were sold to cover taxation obligations arising on the vesting of the award.

The following relates to the individual included in the below notification in respect of the award that vested on 8 November 2023:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Partial and final vesting of a Restricted Stock Unit Award granted on 29 April 2022 under the award agreement.
Date of Transaction	2023 - 11 - 08
Place of Transaction	London Stock Exchange (XLON)

Name(Position)	Status	Price (£)	Volume	Aggregated information
Deepak Nath (Chief Executive Officer)	Director	9.878	4,358 (of which 1,771 shares were sold to cover taxes due and 2,587 shares retained)	N/A Single Transaction

ii.    PARTIAL VESTING ON 8 NOVEMBER 2023 OF A RESTRICTED STOCK UNIT AWARD:

A Restricted Stock Unit Award of 12,061 shares was granted to Deepak Nath on 29 April 2022. One quarter of these shares (3,015 shares) vested on 8 November 2022, a second quarter has vested on 8 November 2023, a third quarter will vest on 8 November 2024 and the final quarter will vest on 8 November 2025. A number of Shares were sold to cover taxation obligations arising on the vesting of the award.

The following relates to the individual included in the below notification in respect of the award that vested on 8 November 2023:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Partial vesting of a Restricted Stock Unit Award granted on 29 April 2022 under the award agreement.
Date of Transaction	2023 - 11 - 08
Place of Transaction	London Stock Exchange (XLON)

Name(Position)	Status	Price (£)	Volume	Aggregated information
Deepak Nath (Chief Executive Officer)	Director	9.878	3,015 (of which 1,225 shares were sold to cover taxes due and 1,790 shares retained)	N/A Single Transaction

Sarah Carne
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: November 10, 2023

By: /s/ Helen Barraclough
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                                                                                                                              Helen Barraclough
                                                                                                                      Company Secretary